Exhibit (a)(5)(B)

AXIS CAPITAL ANNOUNCES RESULTS OF ANY AND ALL TENDER OFFER FOR

SERIES B PREFERRED SHARES

Pembroke, Bermuda, April 10, 2012

AXIS Capital Holdings Limited (“AXIS Capital”) (NYSE: AXS) today announced the final results of its tender offer for any and all of its outstanding 7.50% Series B Preferred Shares, par value $0.0125 per share and liquidation preference $100.00 per share (the “Series B Preferred Shares”), which expired at 12:01 A.M., New York City time, on Tuesday, April 10, 2012.

AXIS Capital has accepted for purchase an aggregate of 2,461,150 Series B Preferred Shares, representing $246,115,000 in aggregate liquidation preference, at a purchase price of $102.81 per Series B Preferred Share, for an aggregate cost of $253,030,831.50. Following the completion of the tender offer 38,850 Series B Preferred Shares, representing $3,885,000 in aggregate liquidation preference, remain outstanding.

The tender offer was made pursuant to the Offer to Purchase and Letter of Transmittal, each dated March 12, 2012, that were filed as exhibits to the Schedule TO filed with the Securities and Exchange Commission on March 12, 2012, as amended on March 23, 2012.

Wells Fargo Securities was the Dealer Manager and D.F. King & Co., Inc. was the information agent and tender agent for the tender offer. All inquiries about the tender offer should be directed to Wells Fargo Securities at (866) 309-6316 (toll-free) or (704) 715-8341 (collect) or D.F. King & Co., Inc. at (800) 848-2998 (toll-free) or, for banks and brokers (212) 269-5550 (collect).

AXIS Capital is a Bermuda-based global provider of specialty lines insurance and treaty reinsurance with shareholders’ equity at December 31, 2011 of $5.4 billion and locations in Bermuda, the United States, Europe, Singapore, Canada, Australia and Latin America. Its operating subsidiaries have been assigned a rating of “A+” (“Strong”) by Standard & Poor’s and “A” (“Excellent”) by A.M. Best.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements contained in this release include our expectations regarding market conditions and information regarding our estimates of losses related to natural disasters. These statements involve risks, uncertainties and assumptions. Actual events or results may differ materially from our expectations. Important factors that could cause actual events or results to be materially different from our expectations include the occurrence and magnitude of natural and man-made disasters; actual claims exceeding our loss reserves; general economic, capital and credit market conditions; the failure of any of the loss limitation methods we employ; the effects of emerging claims, coverage and regulatory issues; the failure of our cedants to adequately evaluate risks; inability to obtain additional capital on favorable terms, or at all; the loss of one or more key executives; a decline in our ratings with rating agencies; loss of business provided to us by our major brokers; changes in accounting policies or practices; the use of industry catastrophe models and changes to these models; changes in governmental regulations; increased competition; changes in the political environment of certain countries in which we operate or underwrite business; fluctuations in interest rates, credit spreads, equity prices and/or currency values, and the other factors set forth in our most recent report on Form 10-K and other documents on file with the Securities and Exchange Commission. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: AXIS Capital Holdings Limited

Investors AXIS Capital Holdings Limited Linda Ventresca, (441) 405-2727 info@axiscapital.com	Media Kekst and Company Michael Herley, (212) 521-4897 michael-herley@kekst.com